September 19, 2007

Division of Corporation Finance
Securities and Exchange Commission
Washington DC, 20549
Attention: Lesli L. Sheppard, Attorney Advisor

Re:	Merrill Lynch & Co., Inc. Definitive 14A Filed March 16, 2007 File No. 001-07182

Ladies and Gentlemen:

We refer to your comment letter of August 21, 2007 addressed to Stan O’Neal, Chairman and Chief Executive Officer of Merrill Lynch & Co., Inc. (“Merrill Lynch” or the “Company”), a copy of which is attached to this letter. Our responses are set forth below. In order to assist in your review of our responses to your comments, we have referenced the Section and Proxy Statement page number as well as the comment number in your original letter.

Board Independence and Expertise, page 16

1.	In future proxy statements we will revise this section to include a summary of the key elements of our Director Independence Standards in addition to referencing the attached standards.

MDCC Compensation Consultant, page 27

2.	Our disclosure was intended to emphasize that Towers Perrin does not make recommendations as to compensation levels but instead participates at the request of the MDCC in the process leading to its decisions. In future filings, we will revise our disclosure to provide additional detail, substantially as follows:

“The MDCC retained the services of Towers Perrin to advise it in fulfilling its responsibilities under the MDCC Charter. In the course of these services in 2006, the Towers Perrin consultant (1) reviewed all MDCC materials; (2) made an annual presentation to the MDCC on trends in executive compensation; (3) reviewed drafts of the CD&A and related tables prior to filing; and (4) attended and participated in all MDCC meetings, including executive sessions. However, Towers Perrin has not been engaged to make specific compensation recommendations. Pursuant to the Company’s governance model, the Board and the MDCC make all decisions regarding executive pay and benefits. The MDCC has authorized the Towers Perrin consultant to interact with the Company’s management for any purpose related to these services, such as to obtain or confirm information.”

Compensation Discussion and Analysis, page 34

3.	In future proxy statements, we will revise this section to attempt to more clearly explain the linkage of industry factors to compensation awarded. We note, however, that the MDCC feels the industry context is material to an understanding of its compensation decisions.

We Offer Compensation Opportunities that are Competitive. . ., page 36

4.	In future proxy statements, we will specifically identify the major data sources that are used to make executive compensation decisions. The primary data source for our executive officers is publicly reported information. Where such information is not available or not definitive, benchmark and trend data from market surveys are also utilized by management, reviewed with Towers Perrin, and presented to the MDCC.

Conversion Ratios, page 40

5.	We did not disclose specific target ROE levels for the MP Plan in our 2007 proxy statement in reliance on the Instruction 4 to Section 402(b) of Regulation S-K, because we believe that this information is confidential financial information, disclosure of which would cause competitive harm for Merrill Lynch. The ROE hurdles were structured and determined to create incentives for ROE growth based on an assessment of market conditions, plans for capital management, projections for revenue growth, and other confidential financial estimates. We believe that disclosure of the specific measures identified as “minimum”, “target” and “maximum” would cause competitive harm in a number of ways. For instance, we compete with financial services firms for unique and limited investment opportunities in growth markets through acquisitions. These potential acquisitions are often subject to a competitive bidding process. To the extent our competitors in these auctions are able to draw conclusions about our ROE projections and other growth assumptions, or make assumptions about how these incentives might affect our willingness to bid, they can use this information to improve their own bidding position. Other bidders that do not use such measures in their compensation process or that are private companies will not be required to disclose such confidential financial estimates, placing us at a competitive disadvantage. Also, to the extent Merrill Lynch stock is offered as part of the consideration for these acquisitions, our competitors might refer to our ROE targets as an indication of our views on the prospects for the stock, arguing that their own stock is a better acquisition currency. Similarly, as we seek to grow in capital intensive businesses, our competitors would likely try to position this information negatively with potential clients in order to win business away from us. For example, when competing for prime brokerage business from hedge funds clients, they could try to use the data to suggest that we do not have enough capital to support the client’s growth plans or, in the leveraged lending context, they could try to use it to suggest to borrowers that we are less likely to hold on to loans and more likely to sell them in the market.(1)

Although we have omitted the specific hurdles, we believe we have included all material information about the MP Plan by providing substantial detail about the operation of the plan and how the hurdles were set, and we disclosed that ROE for the first year of the plan exceeded the maximum target level. In addition, as required by Instruction 4, we disclosed (in the third paragraph under “2006 ROE” on page 40) that, subject to certain assumptions about market conditions and execution to plan, that we would likely achieve target ROE in future plan years and that it is possible that the plan would pay out at or near the maximum level in each year. We also disclosed, in the chart on page 51, the fiscal year-end market value of the awards based on conversion at the maximum ratio of 2.5 to 1 for all three plan years.

With respect to the discussion on page 44, we will revise our discussion in future proxy statements to clarify that the MDCC’s consideration is not formulaic but that the MDCC instead considers the listed objectives as part of the overall mix of factors informing its compensation decision (including its perception of absolute and relative performance, market pay levels and competitive factors). One aspect considered by the MDCC in 2006 included actual performance relative to internal targets. We understand that the Staff is not requiring disclosure of internal targeted performance in this context but instead is requesting textual discussion. We attempted to provide such a discussion in the first bullet of “financial factors” and will continue to do so as applicable in future filings. We further believe that detailed disclosure of our financial, strategic, operating and leadership objectives would result in significant competitive harm to the Company, in that it would enable our competitors to have advance knowledge of specific strategic and tactical plans, enable them to discern the strengths and weaknesses of those plans and target the weak points for attack, enable them to cast our plans in a negative light when competing for client business, and give them the opportunity to imitate or counteract proprietary strategies.

Financial Review, page 43

6.	In future proxy statements, to the extent this type of competitive analysis is a material factor in the MDCC’s compensation determinations, we will provide our relative ranking within the Peer Group companies for the major financial measures considered in the evaluation of the Company’s relative performance.

Executive Officer Review, page 46

7.	In future proxy statements, we will include an enhanced discussion of the performance of each individual executive as well as an enhanced discussion of any

_________________

(1)      We understand that courts apply the FOIA “financial or commercial information” exemption have held that a showing of actual harm is not required. Instead, the required showings are (1) actual competition and (2) a likelihood of substantial competitive injury if the information were released.

other factors unique to the determination for each executive officer. We originally sought to avoid repetition by referencing the CEO discussion, because many of the business unit achievements that the MDCC considered in its evaluation of CEO performance were considered in determining the compensation of executives responsible for those business units.

2006 Annual Executive Compensation, page 46

8.	In future proxy statements, we will revise the heading to read “Summary of MDCC’s [Year] Salary and Bonus Determinations”. (The table you refer to is intended to show the MDCC’s annual salary and bonus determinations and is part of Compensation Discussion and Analysis.) We will also revise the language following the table to clarify that this table is not a substitute for the SEC mandated Summary Compensation Table, and the amounts in our table are comprised of annual salary, cash bonus and the grant value of annual stock awards, whereas the Summary Compensation Table includes other elements of compensation, including accounting recognition of past stock awards, change in pension value and non-qualified deferred compensation earnings, and the cost of perquisites and other personal benefits.

Summary Compensation Table, page 47

9.	We respectfully believe we have complied with this requirement. The apparent differences in the Total and Stock Awards columns for Mr. O’Neal and Mr. Fakahany are driven by the retirement definitions in our stock grants and the accounting treatment that results from these definitions and are explained in footnote 2 to the Summary Compensation Table and in “Tax, Accounting and Regulatory Factors” in the Compensation Discussion and Analysis. The table in footnote 2 shows that the full grant value of the 2006 stock awards (for 2005 performance) for all executives was recognized in 2006 when we adopted FAS 123R. At the same time, we started accruing for 2007 awards for retirement eligible employees. Since Mr. O’Neal and Mr. Fakahany were retirement eligible under our definitions and Mr. Kim and Mr. Fleming were not, accounting rules required us to recognize in 2006 two full-year stock grants for Mr. O’Neal and Mr. Fakahany, but only one full-year stock grant for Mr. Kim and Mr. Fleming. In addition, Mr. O’Neal received his entire 2004 bonus in restricted stock, while the other executives received a combination of cash and stock in that year, resulting in a higher accounting recognition for the 2005 grant year for Mr. O’Neal as noted in footnote (b) to the table in footnote 2. If you refer to the table on page 46, you will see that when the stock awards for 2006 performance are included at grant date fair value, the totals do not suggest material variations in compensation policies or decisions.

Grants of Plan-Based Awards, page 50

10.	We grant stock awards in January for performance in the preceding fiscal year. As such, we believed it was mandated by the principles underlying the new disclosure regime to identify in the table the awards that relate to the compensation cycle being discussed in the Compensation Discussion and Analysis, rather than the awards for a prior performance year (which were based on compensation decisions described in a year-old proxy statement). For completeness, we also included the value of the prior year’s grant in a footnote. If you believe that your suggested approach is mandated given our specific context, we will comply in future proxy statements.

Non-Qualified Deferred Compensation, page 55

11.	In future proxy statements, we will clarify the meaning of “notional leverage amounts”, by including language substantially as follows in footnote 2 to the table:

“With respect to private equity indexes offered to eligible employees (including executives in 2001), participants were offered the opportunity to have the return (whether positive or negative) on the private equity benchmark amplified (or leveraged) on up to a two-to-one basis. This enables the executive to increase exposure to the particular private equity investment without an incremental deferral. For participants electing this opportunity, an amount equal to this additional initial investment (or leverage) plus notional interest at the applicable federal rate and the annual 2% fee is deducted before the executive’s account is credited with any return. The private equity benchmarks do not have a fixed rate of return, but are attributed with gains or losses only when portfolio companies are actually sold or transferred. In the case of the 2001 private equity benchmarks where the executives were permitted to leverage their returns, the returns are not yet sufficient to offset the deductions, and the numbers in the table above are net of these deductions. The remaining leverage (including accrued notional interest) for each participating executive officer under deferred compensation plans tied to private equity indexes is set forth in the table below:"

Potential Payments Upon Termination or Change in Control, page 56

12.	In future proxy statements, we will include a summary of the definitions of “Cause” and “Good Reason” as those terms are defined in the change-in-control severance agreements and our stock-based compensation plans at the end of the material set forth in page 56 of the 2007 proxy statement as follows:

“For purposes of the change-in-control severance agreements and the stock plans the definitions of “Cause” and “Good Reason” are summarized below:

Termination for “Cause” means the termination by the Company of the executive’s employment for:

•	the willful and continued failure to perform his or her duties (other than in connection with physical or mental illness or retirement) after a written demand, specifically identifying the failure to perform, has been delivered to the executive by the Board of Directors; or
•	willfully engaging in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise.

Prior to any termination for Cause, an executive must receive a resolution adopted by three-quarters of the Board of Directors at a meeting of the Board called and held for such purpose (with the executive receiving reasonable notice and being afforded an opportunity to appear with counsel in order to be heard by the Board) finding that in the good faith opinion of the Board the executive was guilty of conduct of the nature described above.

“Good Reason” means the termination by the executive of his or her employment for:

•	A post-transaction reduction in salary or annual bonus or meaningful and detrimental change in the executive's status or responsibilities;
•	Relocation more than 50 miles from his or her previous work location or to an undesirable location;
•	Failure to continue to maintain any of the compensation plans in which the executive participated or provide benefits and perquisites at least as favorable as those in effect prior to the transaction;
•	Failure by the successor corporation to assume the obligations under the change-in-control severance agreements; or
•	A termination of the executive’s employment for any reason without providing notice.

13.	The change in control severance arrangements described in this section are “double trigger” arrangements, meaning they result in a payment only if there is a change in control of the Company and the executive is terminated without Cause or resigns for Good Reason following a change in control. The purpose of these arrangements is to ensure that our key executives, who would be essential to the negotiation, execution, completion and integration of any change in control transaction, are not influenced in their decision making by concerns about their continuation with the Company after the transaction, or motivated to depart without facilitating the orderly completion of the transaction. In the event they are triggered, the payouts under these arrangements would be determined by reference to historical compensation levels, and the 2.99 times multiplier is designed to provide the maximum severance benefit possible without triggering federal excise taxes. These contracts were put in place by our Board of Directors in 1990 and have remained in place since then. The Board periodically reviews the terms of these agreements and the scope of participation, including a review of the practices of competitors and other major companies. In future proxy statements, we will include additional disclosure to the effect of the foregoing.

We also disclose that our stock plans provide for acceleration of vesting and cash payment for unvested stock awards in the event of a change in control followed by termination without “Cause” or resignation for “Good Reason”. As noted on the top of page 42 and on the bottom of page 56, these provisions apply to all participants in our stock plans, including executive officers. Consistent with most companies in our industry, we pay a substantial amount of annual performance bonuses in stock with multi-year vesting periods in order to promote retention and continued high performance. The size of each participant’s awards is determined on the basis of performance in the relevant fiscal years. The change in control provisions in the plans are designed to protect all participants from losing the benefit of these awards if they are subsequently terminated without “Cause” or leave for “Good Reason” following a change in control. In future proxy statements, we will include additional disclosure to the effect of the foregoing.

This concludes our responses. In providing these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you wish to discuss any of these responses, please feel free to contact me at 212-670-0180.

Sincerely, /s/ Richard B. Alsop